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[LOGO - IPSCO]                                                  NEWS RELEASE

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FOR IMMEDIATE RELEASE

                    IPSCO OFFERS $150 MILLION IN SENIOR NOTES

[LISLE, ILLINOIS] [June 2, 2003] -- IPSCO Inc. (NYSE/TSE:IPS) announced today that it intends to raise US$150 million through a private offering of Senior Unsecured Notes due 2013.

IPSCO will use the net proceeds of this offering to repay debt under its credit facility, to redeem its 10.58% Unsecured Notes and for general corporate purposes. IPSCO may also use a portion of the net proceeds of this offering to redeem its preferred shares when they become callable on May 15, 2004.

The Senior Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements. The issuance will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sale of the Senior Notes in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. IPSCO makes this statement to be consistent with the Securities and Exchange Commission's "fair disclosure" guidelines and in advance of presentations to investors.

IPSCO is a low cost North American steel producer incorporated in Canada with steelworks in Regina, Saskatchewan; Montpelier, Iowa; and Mobile County, Alabama having a combined annual design capacity of 3,500,000 tons and with coil processing facilities in Regina, Saskatchewan; Surrey, British Columbia; St. Paul, Minnesota; Toronto, Ontario; and Houston, Texas. IPSCO also manufactures high strength steel and pipe and operates pipe mills at six locations in Canada and the United States, which produce a wide range of tubular products including oil and gas well casing and tubing, line pipe, standard pipe and hollow structurals.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.
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THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S
OPERATIONS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, LEVELS OF POTENTIAL IMPORTS, PRODUCTION LEVELS, MARKET FORCES, NORTH AMERICAN PRICING OF STEEL PRODUCTS, TRADE LAWS, PRICING OF ENERGY AND RAW MATERIAL INPUTS, OUTCOME OF TRADE AND SAFEGUARD CASES AND OTHER MATTERS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2002 AND FORM 40-F.

Company Contact:
Bob Ratliff, Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769
Release #03-14

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